UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LENDINGCLUB CORPORATION
(Name of Subject Company)

IEG HOLDINGS CORPORATION
(Offeror and Issuer) (Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

52603A109
(CUSIP Number of Class of Securities)

Paul Mathieson President and Chief Executive Officer IEG Holdings Corporation 6160 West Tropicana Ave., Suite E-13 Las Vegas, NV 89103 (702) 227-5626
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Laura Anthony, Esq. Legal & Compliance, LLC 330 Clematis Street, Suite 217 West Palm Beach, FL 33401

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$145,244,170.80	$16,366.19

*	Estimated solely for the purpose of calculating the registration fee. The market value of securities to be received was calculated as the product of (i) 161,382,412 shares of IEG Holdings Corporation common stock to be issued if 40,345,603 LendingClub Corporation shares are tendered, and (ii) the last sale price of IEG Holdings Corporation’s common stock of $0.90 per share on July 11, 2017.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$16,366.19
Form or Registration No.:	Form S-4 (Registration No. 333-219260)
Filing Party:	IEG Holdings Corporation
Date Filed:	July 12, 2017

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 133-4(i) (Cross-Border Issuer Tender Offer)

[  ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2017, and as amended thereafter (the “Schedule TO”) by IEG Holdings Corporation, a Florida corporation (“IEG Holdings”), relating to the offer (the “Offer”) by IEG Holdings to exchange four shares of IEG Holdings’ common stock, par value $0.001 per share, for each share of common stock, par value $0.01 per share, of LendingClub Corporation (“LendingClub”), up to an aggregate of 40,345,603 shares of LendingClub common stock, representing approximately 9.99% of LendingClub’s outstanding shares as of April 28, 2017, validly tendered and not properly withdrawn in the offer. IEG Holdings has filed with the SEC a Registration Statement on Form S-4 dated July 12, 2017, relating to the offer and sale of shares of IEG common stock to be issued to holders of Lending Club shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of transmittal (the “Letter of Transmittal”), which were filed as exhibits to the Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by IEG Holdings, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Amendment to the Schedule TO

Item 1 through 11.

All information contained in the Offer to Exchange and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is expressly incorporated herein by reference with respect to Items 1-11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer, is hereby amended and supplemented as follows:

Following the launch of the Offer, IEG Holdings’ per share stock price, as quoted on the OTCQB, dropped significantly. On August 1, 2017, due to the stock price drop, IEG Holdings determined that the Offer no longer had a reasonable chance of success and accordingly, IEG Holdings determined that it would terminate the Offer and withdraw the Registration Statement. Furthermore, IEG Holdings has no intention of launching the Offer or another tender offer in the near future. The Registration Statement was withdrawn on August 1, 2017. Any shares that have been tendered by LendingClub stockholders have not yet been accepted and will be returned to the relevant stockholders.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

99(a)(5)(c)	Press release of IEG Holdings Corporation dated August 1, 2017 (incorporated by reference to IEG Holdings’ Current Report on Form 8-K filed with the SEC on August 1, 2017).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEG HOLDINGS CORPORATION

By:	/s/ Paul Mathieson
Name:	Paul Mathieson
Title:	President and Chief Executive Officer
Date:	August 1, 2017

EXHIBIT INDEX

Exhibit No.	Description

99(a)(5)(c)	Press release of IEG Holdings Corporation dated August 1, 2017 (incorporated by reference to IEG Holdings’ Current Report on Form 8-K filed with the SEC on August 1, 2017).